                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (Amendment No. 6)*

                    Under the Securities Exchange Act of 1934

                            THE MEN'S WEARHOUSE, INC.
 ................................................................................
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
 ................................................................................
                         (Title of Class of Securities)

                                    587118100
 ................................................................................
                                 (CUSIP Number)

                                DECEMBER 31, 1998
 ................................................................................
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------------               --------------------------------
CUSIP NO. 587118100                    13 G            Page 2 of 3 Pages
---------------------------------               --------------------------------

--------------------------------------------------------------------------------
                NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    1
                RICHARD E. GOLDMAN

--------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)

    2
                                                                            (b)

--------------------------------------------------------------------------------
                SEC USE ONLY

    3

--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION

    4
                USA

--------------------------------------------------------------------------------
                       SOLE VOTING POWER
                  5
    NUMBER OF          1,924,001 SHARES

     SHARES     ----------------------------------------------------------------
                       SHARED VOTING POWER
  BENEFICIALLY    6
                       39,942 SHARES(1)
      OWNED
                ----------------------------------------------------------------
     BY EACH           SOLE DISPOSITIVE POWER
                  7
    REPORTING          1,924,001 SHARES

     PERSON     ----------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
      WITH        8
                       0

--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
                1,963,943 SHARES
--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
   10

--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
   11
                5.6%

--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON*
   12
                IN

--------------------------------------------------------------------------------

(1) Represents shares allocated to Mr. Goldman's account in The Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Goldman may give the trustee of such Plan instructions as to how to vote.

*        See instructions.


                                       -2-

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RICHARD E. GOLDMAN                                             PAGE 3 OF 3 PAGES

Item 1.   (a)  Name of Issuer:  The Men's Wearhouse, Inc.
               --------------
          (b)  Address of Issuer's Principal Executive Offices:
               ----------------------------------------------
               40650 Encyclopedia Circle  and   5803 Glenmont Drive
               Fremont, California 94538        Houston, Texas 77081

Item 2.   (a)  Name of Person Filing: Richard E. Goldman
               ----------------------
          (b)  Address of Principal Business Office or, if none, Residence:
               -----------------------------------------------------------
               40650 Encyclopedia Circle
               Fremont, California 94538

          (c)  Citizenship:  USA
               ------------
          (d)  Title of Class of Securities:  Common Stock, $.01 par value
               ----------------------------
          (e)  CUSIP Number:  587118100
               -------------
Item 3.   Not Applicable.

Item 4.   (a)  Amount Beneficially Owned:  1,963,943 shares
               -------------------------

          (b)  Percent of Class:  5.6%
               ----------------
          (c)  Number of Shares as to Which Such Person Has:
               ---------------------------------------------
               (i)   Sole Power to Vote or to Direct the Vote:
                     ----------------------------------------
                       1,924,001 shares

               (ii)  Shared Power to Vote or to Direct the Vote:
                     ------------------------------------------
                       39,942 (represents shares allocated to
                       Mr. Goldman's account in The Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Goldman may give instructions to the trustee of such plan as to how to vote)

               (iii) Sole Power to Dispose or to Direct the Disposition of:
                     -----------------------------------------------------
                       1,924,001 shares

               (iv)  Shared Power to Dispose of or to Direct the Disposition of:
                     ----------------------------------------------------------
                       -0-

Item 5.   Not Applicable

Item 6.   Not Applicable

Item 7.   Not Applicable

Item 8.   Not Applicable

Item 9.   Not Applicable

Item 10.  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 12, 1999
                                        ----------------------------------------
                                                       Date


                                              /s/ RICHARD E. GOLDMAN
                                        ----------------------------------------
                                                  Richard E. Goldman


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